                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ___________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. _____________)*

                                 At Road, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   943209170
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 943209170                 13G                    Page 1 of 4 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EUGENE C. V. DUH
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      REPUBLIC OF CHINA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            76,767

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,480,295
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             76,767

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,480,295
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,557,062
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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  CUSIP NO. 943209170                 13G                    Page 2 of 4 Pages

Item 1(a).     Name of Issuer:

               At Road, Inc.
               -----------------------------------------------------------------

Item 1(b).     Address of Issuer's Principal Executive Offices:

               47200 Bayside Parkway, Fremont, CA  94538
               -----------------------------------------------------------------

Item 2(a).     Name of Person Filing:

               Eugene C. V. Duh
               -----------------------------------------------------------------

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               c/o Orient Semiconductor Electronics Ltd., 12-2 Nei Huam South
               -----------------------------------------------------------------
               Road N.E.P.Z., Kaohsiung, Taiwan  811
               -----------------------------------------------------------------

Item 2(c).     Citizenship:

               Republic of China
               -----------------------------------------------------------------

Item 2(d).     Title of Class of Securities:

               Common Stock
               -----------------------------------------------------------------

Item 2(e).     CUSIP Number:

               943209170
               -----------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

     Not Applicable.

Item 4.   Ownership.

     (a)  Amount Beneficially Owned:

          76,767 shares of Common Stock are owned of record and beneficially by Eugene C. V. Duh. In addition, Mr. Duh shares power to vote or to direct the vote and power to dispose or to direct the disposition of 2,250,000 shares of Common Stock owned of record and beneficially by Orient Semiconductor Electronics Ltd. ("OSE"), a Taiwan corporation and 230,295 shares of Common Stock owned of record and beneficially by Silicon Island Venture, Ltd., a British Virgin Islands investment holding company and the wholly-owned subsidiary of OSE.

     (b)  Percent of Class:  5.6%
                            ----------------------
     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote 76,767
                                                         -----------------------
          (ii)  shared power to vote or to direct the vote 2,480,295
                                                           ---------------------
          (iii) sole power to dispose or to direct the disposition of 76,767
                                                                      ----------
          (iv)  shared power to dispose or to direct the disposition of
                2,480,295
                ----------------------------------------------------------------

Item 5.   Ownership of Five Percent or Less of a Class.

     Not Applicable.
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  CUSIP NO. 943209170                 13G                    Page 3 of 4 Pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, portions of such securities, none of which portions exceed five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.   Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                    [Rest of Page Intentionally Left Blank]

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  CUSIP NO. 943209170                 13G                    Page 4 of 4 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 12, 2001
                                            ------------------------------------
                                                           Date

                                                   /s/ Eugene C. V. Duh
                                            ------------------------------------
                                                       Eugene C. V. Duh